# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Gap, Inc., CIK 0000039911
CUSIP: 364760108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Two Folsom Street, San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 09/02/2026
Amends the filing with accession number 0001104659-17-000292
Filed by CIK 0001079848
Persons authorized to receive notices and communications: Jane Spray, Pisces, Inc., 1300 Evans Avenue, No. 880154, San Francisco, California (CA), 94188, 415-288-0540

## Reporting persons
- Robert J. Fisher (CIK 0001079848): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 39,181,971; shared voting power 6,438,426; sole dispositive power 39,181,971; shared dispositive power 6,438,426; aggregate amount beneficially owned 45,620,397 (13% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: The Gap, Inc.
Address of issuer's principal executive offices: Two Folsom Street, San Francisco, California (CA), 94105
Comment:
This statement on Schedule 13D (this "Statement") relates to Common Stock, par value $0.05 per share (the "Common Stock"), of The Gap, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is: Two Folsom Street, San Francisco, CA 94105.

This Statement amends the prior statement on Schedule 13D filed by Robert J. Fisher and FCH TBME LLC with the Securities and Exchange Commission on January 3, 2017, and amended on April 9, 2021, April 8, 2022, September 2, 2022, September 5, 2023, March 12, 2025 and June 5, 2026 (as amended, the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
This Statement is filed by Robert J. Fisher (the "Reporting Person")

Neither the filing of this Statement nor anything contained herein shall be construed as an admission that the Reporting Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that the Reporting Person and any other person constitute a "group" for any purpose.
Residence or business address: The address of the principal business office for the Reporting Person is c/o Pisces, Inc., 1300 Evans Avenue, No. 880154, San Francisco, California 94188.
Present principal occupation or employment: The Reporting Person is a managing director of Pisces, Inc., which is a family management company, and a member of the Board of Directors of the Issuer, which is a house of iconic American brands offering apparel, accessories, and personal care products for men, women, and children under the Old Navy, Gap, Banana Republic, and Athleta brands. The business address of Pisces, Inc. is 1300 Evans Avenue, No. 880154, San Francisco, California 94188. The business address of the Issuer is Two Folsom Street, San Francisco, California 94105.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person is deemed to beneficially own certain shares of Common Stock of the Issuer as reflected in this Statement. No consideration was used to acquire beneficial ownership of the shares of Common Stock of the Issuer by the Reporting Person, other than exercise prices paid upon exercises of Issuer stock options for certain shares of Common Stock previously acquired by the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Statement is filed on behalf of the Reporting Person to update the beneficial ownership information from that reported in the Schedule 13D.

The Reporting Person reviews their investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Person under the federal securities laws, determine to increase or decrease their respective ownership of shares of the Issuer's Common Stock through purchases or sales of such Common Stock of the Issuer in the open market, in privately negotiated transactions or by gift or other transfers as circumstances dictate. From time to time, the Reporting Person has transferred shares to various entities controlled by him, disposed of certain shares to third parties by gift and sold shares of Issuer Common Stock in the open market and in privately negotiated transactions, and the Reporting Person may do so in the future. The review of his investment in the Issuer by the Reporting Person will depend on various factors, including the Issuer's business prospects, other developments concerning the Issuer, alternative investment opportunities, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Person regarding his investment in the Issuer. At the time of filing this Statement, the Reporting Person has no plans to sell or to purchase additional shares of Common Stock of the Issuer in the open market or in privately negotiated transactions but may engage in such transactions in the future.

At the time of the filing of this Statement, except as disclosed herein, the Reporting Person has no present plans or proposals in his capacity as a stockholder which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the Board of Directors or management of the Issuer or any of its subsidiaries, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (x) any action similar to any of those described above. However, because the Reporting Person is a member of the Board of Directors of the Issuer, he may, from time to time, be involved in discussions which relate to one or more of the matters described in this Item 4. The Reporting Person disclaims any obligation to report on any plans or proposals with respect to the matters described in this Item 4 that develop or occur as a result of his role as a director of the Issuer and participation in decisions regarding the Issuer's actions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Statement, the Reporting Person beneficially owns, has the sole or shared power to vote, and has the sole or shared dispositive power over, respectively, the number of shares of Common Stock listed below, representing approximately the percentage of shares of Common Stock of the Issuer outstanding as of August 21, 2026 identified below. As reported by the Issuer, there were approximately 351,270,137 shares of Common Stock outstanding as of August 21, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person's beneficial ownership includes (a) 26,263 shares to be issued upon settlement of stock units (and related dividend equivalent rights) which are subject to a three-year deferral period but would be issued immediately upon his resignation or retirement over which he has sole dispositive and voting power, (b) 20,359,163 shares beneficially owned as trustee of a trust with sole dispositive and voting power, (c) 1,820,842 shares owned as community property with his spouse with shared dispositive and voting power, (d) 4,427,584 shares beneficially owned as a co-trustee of trusts of which he shares dispositive and voting power (including shares held by the trusts through a limited liability company), (e) 190,000 shares beneficially owned as a co-trustee of trusts organized exclusively for charitable purposes for which he shares dispositive and voting power, (f) 16,010,911 shares beneficially owned through Delaware limited partnerships over which he has sole dispositive and voting power and (g) 2,785,634 shares beneficially owned as the executor of an estate over which he has sole dispositive and voting power. In addition to the shares identified in the table above, the Reporting Person's spouse separately owns 133,097 shares over which Mr. Fisher has no dispositive or voting control.
Transactions in the class effected during the past sixty days:
On September 2, 2026, Delaware limited partnerships of which Robert J. Fisher is general partner effected a pro rata distribution of 6,004,089 shares to its partners for no consideration.

On September 2, 2026, trusts of which Robert J. Fisher is a co-trustee distributed 2,785,634 shares.
Other persons with the right to receive dividends or sale proceeds: Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain shares of Common Stock that are beneficially owned by the Reporting Person. Specifically, but without limitation, members have no voting or dispositive power over the shares of Common Stock held by certain limited partnerships but have the right to receive distributions as determined solely by the Reporting Person in respect of their partnership interests in such limited partnerships. As reflected in Item 5 above, the Reporting Person also beneficially owns shares held by partnerships or trusts established for the benefit of others.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As a non-employee director of the Issuer, the Reporting Person is entitled to certain equity compensation arrangements generally applicable to the Issuer's non-employee directors as disclosed in the Issuer's Proxy Statements on Schedule 14A filed with the SEC.

The Reporting Person holds stock units and related dividend equivalent rights for 35,858 shares of Common Stock awarded for service as a director of the Issuer, subject to stock unit agreements, the forms of which have been filed with the SEC by the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Omitted as no longer in effect.

Exhibit 2 - Power of Attorney, dated December 15, 1998 (incorporated by reference to Exhibit A to Robert J. Fisher's Schedule 13G filed on February 12, 2002 with SEC Accession Number 0000912057-02-005135).

Power of Attorney, dated December 16, 2016 (incorporated by reference to Exhibit 2 to the Reporting Persons' Schedule 13D filed on January 3, 2017).

Exhibit 3 - Omitted as no longer in effect.

## Signatures
- Robert J. Fisher: /s/ Jane Spray, Attorney-in-Fact (09/04/2026)
Comment: This Schedule 13D/A was executed by Jane Spray as Attorney-in-Fact for Robert J. Fisher pursuant to the Power of Attorney granted thereby as previously filed with the Reporting Person's Schedule 13G filed with the SEC on February 12, 2002.